Exhibit 1

Ellomay Capital Announces Results of 2011 Annual General Meeting of its Shareholders;
Announces Drawdown of Funds under Existing Finance Agreement and Execution of a
Credit Agreement in connection with 2 Photovoltaic Plants

Tel-Aviv, Israel, December 21, 2011 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that all proposed resolutions were adopted at the annual general meeting of the Company’s shareholders held on December 20, 2011.

In connection with the Company’s photovoltaic plants in Italy, the Company further announced that on November 30, 2011 one of the Company’s Italian subsidiaries received funding in the amount of approximately Euro 4.3 million from Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., in connection with the financing agreement executed in February 2011. In addition, on December 20, 2011, another Italian subsidiary of the Company executed a project finance facilities credit agreement with Unicredit S.p.A. in connection with the financing of the Giaché and Massaccesi photovoltaic plants in an aggregate amount of approximately Euro 5 million.

About Ellomay Capital

Ellomay Capital is an Israeli public company whose shares are listed on the NYSE Amex stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim. Ellomay Capital’s assets include ten photovoltaic plants in Italy with an aggregated capacity of approximately 11 MW, holdings in Dorad, Israel’s largest private power plant, which is currently under construction and is expected to produce approximately 800MW, representing about 8% of Israel’s current electricity consumption and a farm-out agreement to farm in to 20% of the Yitzhak exploration and drilling license.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including, but not limited to, inability of financing for the Company’s Italian operations or financing on terms not favorable or expected by the Company, delays in construction of the Dorad power plant, delays in or failure to obtain the approval of the Israeli Petroleum Commissioner for the farm-out agreement in connection with the Yitzhak license and adverse market conditions in Israel and worldwide. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com